PROSPECTUS                                      Filed Pursuant to Rule 424(b)(1)

                         OBJECTIVE COMMUNICATIONS, INC.
                                1,130,000 SHARES
                                  COMMON STOCK
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     The Prospectus relates to the offering (the "Offering") by certain selling stockholders identified herein (the "Selling Stockholders") of 1,130,000 shares (the "Shares") of Common Stock, par value $.01 per share, of Objective Communications, Inc. (the "Company"), which may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest, on or after the date of this Prospectus. Of such Shares, 350,000 Shares are subject to contractual restrictions which provide that such securities may not be sold until April 8, 1999, without the prior written consent of Barington Capital Group, L.P., the underwriter of the Company's initial public offering (the "Initial Offering"), and 180,000 Shares are subject to contractual restrictions which provide that such securities may not be sold until May 5, 1998, without the prior written consent of NationsBanc Montgomery Securities, Inc., the managing underwriter of the offering of the Company's Common Stock completed in November 1997 (the "Follow-on Offering"), in each case, subject to certain limited exceptions. See "Selling Stockholders."

     The Company will not receive any proceeds from sales of the Shares. See "Selling Stockholders."

     The Shares were registered in the Company's Initial Offering on a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), which was declared effective by the Securities and Exchange Commission on April 3, 1997.

     No underwriting arrangements have been entered into by the Selling Stockholders. The distribution of the Shares by the Selling Stockholders may be effected from time to time in transactions on the National Market of the National Association of Securities Dealers Automated Quotation System ("Nasdaq"), in negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by the sale of the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with the sales of the Shares.

     The Selling Stockholders and intermediaries through whom the Shares are sold may be deemed "underwriters" within the meaning of the Securities Act, with respect to the securities offered, and any profits realized or commissions received may be deemed underwriting compensation.

     AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION AND SHOULD BE CONSIDERED CAREFULLY AND ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.
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  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Prospectus is April 15, 1998.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company with the Securities and Exchange Commission (the "Commission") (File No. 000-22235) and are incorporated herein by reference and made a part hereof:

          (1) The Company's Registration Statement on Form 8-A filed with the Commission on March 13, 1997 registering the Common Stock of the Company under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

          (2) The Company's Annual Report on Form 10-KSB for the year ended December 31, 1997; and

          (3) All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the Offering of the Shares to which this Prospectus relates.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be supplemented, modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein supplements, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so supplemented, modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not included herein or delivered herewith. Copies of these documents, except for the exhibits to such documents (unless the exhibits are specifically incorporated by reference in such documents), are available upon written request without charge. Requests should be directed to Objective Communications, Inc., 50 International Drive, Portsmouth, New Hampshire 03801, Attention: Corporate Secretary.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto set forth in and incorporated by reference in this Prospectus.

                                  THE COMPANY

     Objective Communications designs, develops and markets the first high quality, cost-effective video network system that supports video broadcast, retrieval of stored video and multi-party conferencing to and from desktop personal computers and conference rooms over the same wire used by the telephone. The Company's VidPhone(R) system enables simultaneous transmission of full-duplex S-VHS quality full-motion video, CD-quality stereo audio, and high speed data. The VidPhone(R) system has imperceptible video and audio latency within an enterprise. Because the VidPhone(R) system uses the same wiring to the desktop as the telephone and is independent of the Local Area Network ("LAN"), no additional wiring or LAN management is required. In addition, the VidPhone(R) system is independent of the desktop's operating system and requires minimal processing power. The Company introduced the VidPhone(R) system in July 1997 and currently has arrangements with Sprint Communications Corporation, L.P. ("Sprint") and Bell Atlantic Corp. ("Bell Atlantic") to market and resell the VidPhone(R) system. In December 1997, the Company shipped its first EVS-50 switch to the Miramar Marine Corps Air Station in California, fulfilling part of an outstanding purchase order from a reseller, and shipped an additional 40 VidPhone(R) systems to a variety of recipients, including end-users and resellers, during the fourth quarter of 1997. The Company did not earn any revenues during the year ended December 31, 1997. The Company has additional orders for components of the VidPhone(R) system, including the EVS-50 switch and desktop VidModems(TM), and expects to continue making deliveries in the first half of 1998.

     The demand for video communications, historically limited primarily to video conferencing, is driven by the desire to achieve the most effective means to communicate. Information that is exchanged or presented visually, such as in-person meetings or video presentations, has a stronger impact on the end-user than non-visual communications. Unfortunately, people cannot always exchange or present information in person and technology limitations and cost constraints have restricted the use of video applications. Consequently, non-visual forms of communication, such as telephony, voice mails, e-mails, facsimiles and overnight mailings, are relied upon to communicate. Recent video application developments such as broadcasting and conferencing achieve the effectiveness of face-to-face meetings, while retaining the convenience of a telephone call. These applications have the potential to become commonly used means of communication. The Aberdeen Group estimates that the video communications market will grow from an estimated $3.7 billion in 1996 to $28.4 billion in 2003, representing a compound annual growth rate of 34%.

     The Company is marketing the VidPhone(R) system through telephone product and service providers that will resell it as an enhancement to existing telephone systems. These providers offer sales, service and support organizations, have relationships with virtually every business telephone user in the world, and enjoy a high level of customer loyalty. These distribution channels have a mature customer base which is generally receptive to system upgrades. In July 1997, the Company entered into a one-year agreement with Sprint under which Sprint has agreed to resell the Company's video network products worldwide. The Company also has an arrangement with Bell Atlantic under which it will market and resell the VidPhone(R) system to the U.S. Department of Defense (the "DOD") and related agencies.

     In April 1997, the Company completed its initial public offering of 2,070,000 shares of Common Stock at an initial public offering price of $5.50 per share. The Company received approximately $9.5 million in proceeds (net of underwriting discounts and commissions and other expenses) from the Initial Offering. In November 1997, the Company completed the Follow-on Offering of 1,000,000 shares of Common Stock at a public offering price of $23.125 per share and received approximately $21.0 million in proceeds (net of underwriting discounts and commissions and other expenses of the Follow-on Offering).

     The Company intends to leverage its position as the first provider of integrated video networks to obtain brand-name recognition of the VidPhone(R) system. The Company believes that existing video systems fail to meet the requirements of the business community and that the VidPhone(R) system meets the need for a fully functional video network.

     The Company was incorporated in Delaware on October 5, 1993 by Steven A. Rogers, its founder, President and Chief Executive Officer. The Company's executive offices are located at 50 International Drive, Portsmouth, New Hampshire, 03801. The Company's telephone number is (603) 334-6700.

     Objective Communications(R), VidPhone(R) and TeleDraw(R) are registered trademarks of the Company and ObjectiveView(TM), TeleShare(TM), TeleWord(TM), EVS(TM) and VidModem(TM) are trademarks of the Company. This Prospectus also contains trademarks and trade names of other companies.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. Prospective purchasers of the Common Stock offered hereby should carefully review the following risk factors as well as other information set forth in this Prospectus. The risks described below and elsewhere in this Prospectus are not intended to be an exhaustive list of the general or specific risks involved, but merely identify certain risks that are now foreseen by the Company.

LIMITED OPERATING HISTORY

     The Company was incorporated in October 1993 and has a limited operating history. The Company's operations to date have related primarily to organizational activities, including research and development, the development of its initial products, recruiting management and technical personnel, and raising capital. The VidPhone(R) system has been offered for sale to customers only since July of 1997, and limited deliveries of the VidPhone(R) system have been made to date. In November 1997, the Company shipped its first VidPhone(R) system, fulfilling part of an outstanding purchase order from a reseller. The Company has continued commercial production and installation of the initial VidPhone(R) systems in the first quarter of 1998. The Company has received and is currently working on a limited number of orders to purchase VidPhone(R) systems and only began delivering such systems in the fourth quarter of 1997. The Company did not earn any revenues during the year ended December 31, 1997. Accordingly, to date the Company has not generated substantial revenues from the sales of its products and services. The Company's business strategy is to generate revenues through the sales of its products, particularly the VidPhone(R) system, and to continue to devote substantially all of its efforts to production, sales and support of the VidPhone(R) system. The Company's business and its growth may be subject to expenses, delays and risks inherent in the establishment of a new business enterprise, including limited capital, delays in product development, cost overruns and uncertain market acceptance. There can be no assurance that the Company will succeed in addressing any or all of these risks and the failure to do so would have a material adverse effect on the Company's business, financial condition and operating results.

LOSSES SINCE INCEPTION; ACCUMULATED DEFICIT; EXPECTATION OF CONTINUING LOSSES

     To date, the Company has incurred substantial losses from operations and had an accumulated deficit of approximately $17.1 million through December 31, 1997. As a result of recurring losses from operations, negative cash flows from operations and the accumulated deficit, the report of the Independent Accountants on the Financial Statements of the Company contains an explanatory paragraph related to the Company's ability to continue as a going concern. Accordingly, the Company is currently pursuing additional sources of financing, and is considering both debt and equity financing alternatives. The Company has required substantial funding through debt and equity financings since its inception and, historically, has been successful in obtaining debt and equity financing from unaffiliated third parties. The Company has established relationships with investment banking firms, and management anticipates that it will be able to raise additional capital to meet its obligations and fund working capital requirements after June 1998 as such obligations come due. However, the Company does not currently have any commitments for debt or equity financing and accordingly, there can be no assurance that it will be successful in its efforts to secure additional financing on terms acceptable to the Company or at all.

     The Company expects to continue to incur operating losses until the Company's products achieve commercial acceptance, which is expected to occur in 1998. This expectation is based on a number of factors, certain of which are beyond the Company's control. Accordingly, there can be no assurance that such expectation will be correct. Most of the revenues earned by the Company from its inception through December 31, 1997 were generated by consulting services provided by the Company, not by its primary business. The Company did not recognize any revenues during the year ended December 31, 1997.

RISKS OF DISTRIBUTION; RELIANCE ON THIRD-PARTY RESELLERS

     The Company's distribution strategy is to establish relationships with major resellers of telephony products. Because these distributors generally have large, captive customer bases, the Company believes that they will be able to resell VidPhone(R) systems in large volume, without competing with one another. However, to date the Company has arrangements with only two resellers. In July 1997, the Company entered into a one-year agreement with Sprint pursuant to which Sprint has agreed to use commercially reasonable efforts to resell the Company's video networking products worldwide. The Company also has an arrangement with Bell Atlantic pursuant to which Bell Atlantic will offer the Company's products to customers under certain telecommunications contracts that Bell Atlantic has with the DOD and related contracting agencies. The Company has received a limited number of orders for VidPhone(R) systems under such reseller arrangements, and to date has delivered a limited number of systems. The process of developing and maintaining reseller relationships is complex, and there can be no assurance that the Company will be able to maintain existing relationships or establish relationships with other major resellers of telephony products. Further, there can be no assurance that the resellers of telephony products with which the Company contracts will be successful in marketing and reselling the Company's products, maintaining their customer bases, or competing with other resellers.

     A significant portion of the Company's future revenues is expected to be attributable to sales to third-party resellers, particularly telephone product and service providers. The Company's future performance will depend to a significant degree upon the extent to which these resellers incorporate the Company's products and services as part of their product and service offerings to end users. The failure of these resellers to succeed in the marketplace, or the failure of the Company's products to perform favorably in and become an accepted component of the product and service offerings of resellers, would have a material adverse effect on the Company's business, financial condition and operating results.

DEPENDENCE ON EMERGING MARKET FOR VIDEO APPLICATIONS TECHNOLOGY

     The market for video communications products is at an early stage of development, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or are developing competing products and services. As is typical for a new and rapidly evolving industry, demand for and market acceptance of recently introduced products and services are subject to a high level of uncertainty. While the number of businesses utilizing video applications has grown, the video applications market has thus far not developed as rapidly as predicted by some and it is not known whether this market will continue to develop such that sufficient demand for the Company's products and services will emerge and become sustainable. The Company expects that substantially all of its future revenues will be derived from sales of the VidPhone(R) system and related software sales and customer service to businesses or government organizations. However, as of December 31, 1997, the Company had not recognized any revenues from sales of the VidPhone(R) system, and there can be no assurance the Company will be successful in its efforts to market and sell its products and services. Further, corporations or government agencies that have already invested substantial resources in video conferencing systems may be resistant to or slow to adopt a new suite of products. If the market for video applications fails to develop or develops more slowly than expected, or if the Company's products, in particular the VidPhone(R) system, do not achieve acceptance by a significant number of businesses and government organizations, the Company's business, financial condition and operating results will be materially and adversely affected.

DEVELOPMENT OF NEW PRODUCTS; INDUSTRY ACCEPTANCE

     The Company's ability to design, develop, test, introduce and support new products that meet changing customer needs and that respond to technological developments and emerging industry standards is crucial to the Company's success. The Company's products incorporate certain technical standards, and current and future sales of the Company's products will depend on industry acceptance of such standards. While the Company has developed the VidPhone(R) system to be compatible with the standards currently promulgated by leading industry participants and groups, widespread adoption of a proprietary or closed standard could preclude market acceptance of the Company's products. There can be no assurance that the Company will be successful in developing and introducing its proposed products or new products that meet changing customer needs and in responding to technological changes or evolving industry standards in a timely manner, or at all. Furthermore, there can be no assurance that the standards upon which the Company's products are or will be based will be accepted by the industry or that products or technologies developed by others will not render the Company's products or services uncompetitive or obsolete. Because of the technological complexity of its products, the Company may also experience delays from time to time in completing the development of new products. The inability of the Company to respond to changing market conditions, technological developments, evolving industry standards or changing customer requirements, or the development of competing technology or products that render the Company's services less desirable or obsolete would have a material adverse effect on the Company's business, financial condition and operating results. The Company has completed initial development and production of the basic VidPhone(R) system and continues to develop system enhancements. VidPhone(R) systems also are being used as demonstration units to support sales and marketing initiatives. There can be no assurance that such development initiatives will be successful. The failure of the Company to achieve success in such initiatives would have a material adverse effect on the Company's business, financial condition and operating results.

UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY

     The Company's success will depend, in part, on its ability to protect the hardware and software products that it develops with patents, licenses and other intellectual property rights. Toward that end, the Company intends to continue to seek patents, trademarks and copyrights on certain of its inventions and proprietary processes. The Company relies in part on trademark, copyright and trade secret law to protect its intellectual property in the United States and abroad. The degree of protection provided by patents is uncertain and involves complex legal and factual questions for which important legal principles are largely unresolved.

     Part of the Company's proprietary VidPhone(R) system technology is covered by a U.S. patent (No. 5,621,455) issued in April 1997, which relates to a method and apparatus for transmitting video information over telephone wires. Corresponding foreign patent applications on the VidPhone(R) system technology are pending in China, Canada, Mexico, Europe, Japan and Taiwan. Additionally, the Company has filed a "continuation" U.S. patent application covering variations of the basic VidPhone(R) system technology. The Company has received notice from the U.S. Patent and Trademark Office that it expects to issue the patent on the continuation application in May 1998. The Company has also filed a patent application covering the VidPhone(R) system's networking and switching technology. The Company does not expect to receive any notice from the U.S. Patent and Trademark Office concerning this second patent application until the second half of 1998. The Company is in the process of preparing additional U.S. patent applications directed to various improvements in the field of video conferencing. The Company expects to file approximately six to nine new U.S. patent applications in 1998 covering these improvements, but it does not expect to receive any notice from the U.S. Patent and Trademark Office for at least one year after filing. The Company also has registered its trademarks Objective Communications(R), VidPhone(R) and TeleDraw(R) and the registration for the trademark for VidModem(TM) is pending.

     The process of seeking patent and trademark protection can be long and expensive, and there can be no assurance that patents and trademarks will issue from currently pending or future applications or that any patents or trademarks that are issued will be of sufficient scope to provide meaningful protection or any commercial advantage to the Company. In the future, the Company may receive communications alleging possible infringement of patents or other intellectual property rights of others, although it is not presently aware of any basis for such claims. Litigation, which could result in substantial cost to and diversion of efforts by the Company, might be necessary to enforce patents or other intellectual property rights owned by the Company or to determine the scope and validity of other parties' proprietary rights. The failure to obtain necessary patents, licenses or other rights or involvement in litigation arising from infringement claims could have a material adverse effect on the Company.

     A number of companies have developed technologies, filed patent applications or received patents on technologies that may be related to, or competitive with, the Company's technologies. Many of these entities are larger and have significantly greater resources than the Company. Given the rapid development of technology in the telecommunications industry, there also can be no assurance that the Company's existing or future products do not or will not infringe upon the existing or future proprietary rights of others. Any such infringement could have a material adverse effect on the Company's business, financial condition and operating results.

LIMITED MARKETING EXPERIENCE; NEED TO ESTABLISH PARTNERING RELATIONSHIPS; NEED FOR ADDITIONAL PERSONNEL

     As of March 31, 1998, the Company had only twenty full-time sales and marketing employees. It will have to further develop its sales and marketing force to establish distribution channels to resellers, collaborators, licensees and others. The Company's ability to build its customer base and achieve market acceptance will depend on its ability to establish an effective internal sales organization and establish strategic marketing relationships with third-party distributors. There can be no assurance, however, that the Company will be able to create awareness of, and demand for, its products through its marketing efforts. The failure by the Company to develop its marketing capabilities, internally or through distributors and resellers, would have a material adverse effect on the Company's business, financial condition and operating results. Further, there can be no assurance that the development of such marketing capabilities will lead to increased sales of the Company's products and services or proposed products and services. In the event that the Company is able to enter into satisfactory distribution arrangements with third parties, it is anticipated that the Company will be largely dependent upon the third parties' marketing efforts for the foreseeable future. While the Company believes that such third-party distribution arrangements will enable it to lower its marketing costs and expenses, the Company's revenues under such arrangements will be lower than they would be if the Company directly marketed the VidPhone(R) system.

     The success of the Company will depend on its ability to hire, train and retain additional qualified sales and marketing personnel. The Company will compete with other companies with greater financial and other resources to attract such qualified personnel. There can be no assurance that the Company will be able to hire additional personnel to support the Company's sales and marketing efforts.

RISKS ASSOCIATED WITH RAPID GROWTH AND WITH THE COMPANY'S BUSINESS PLAN AND STRATEGY

     Execution of the Company's business plan and strategy could place significant strain on its limited management, administrative, operational, financial and other resources. There can be no assurance that the Company will be able to implement its strategy or manage its operations successfully. The inability of the Company to manage its growth would have a material adverse effect on the Company's business, financial condition and operating results.

     The Company has formulated its business plan and strategy based upon certain assumptions of management regarding the size of the video communications market and the estimated price of and level of acceptance of the Company's products and services. There can be no assurance that these assumptions will prove to be correct. Any future success of the Company will depend upon many factors, including: technological advances and product obsolescence; levels of competition, including the entry into the market of additional competitors and increased success by existing competitors; changes in general economic conditions; increases in operating costs including costs of production, supplies, personnel or equipment; changes in requirements and regulations promulgated by the Federal Communications Commission (the "FCC") or other applicable U.S. federal and state regulatory authorities; and reduced margins caused by competitive pressures and other factors.

LACK OF LIQUIDITY; NEED FOR ADDITIONAL FINANCING

     The Company anticipates that its existing financial resources, together with cash generated by operations, will be sufficient to continue to fund its operating and capital requirements until June 1998. Cash flows from operations are not currently expected to be sufficient to fund the Company's operations during 1998, and management anticipates that it will continue to experience negative cash flow from operations for the foreseeable future until its products achieve commercial acceptance, which currently is estimated to occur in late 1998. As reflected in the Financial Statements of the Company for the year ended December 31, 1997, and the report of the Company's Independent Accountants thereon, the Company has suffered recurring losses from operations and has a working capital and an accumulated deficit that raise doubt about its ability to continue as a going concern. Accordingly, the Company is currently pursuing additional sources of financing, and is considering both debt and equity financing alternatives. The Company has required substantial funding through debt and equity financings since its inception and, historically, has been successful in obtaining debt and equity financing from unaffiliated third parties. The Company has established relationships with investment banking firms, and management anticipates that it will be able to raise additional capital to meet its obligations and fund working capital requirements after June 1998 as such obligations come due. However, the Company does not currently have any commitments for debt or equity financing and accordingly, there can be no assurance that it will be successful in its efforts to secure additional financing on terms acceptable to the Company or at all.

     Changes in the market in which the Company operates, in the Company's business, or in its business plan could affect the Company's capital requirements. These changes could create the need to raise additional moneys earlier than expected in order to fund its operations or expansion, to develop new or enhanced products, to respond to competitive pressures or to acquire complementary businesses. The Company's future capital requirements will depend on many factors, including the cost of manufacturing and marketing activities, its ability to market its products successfully, the size of its research and development programs, the length of time required to collect accounts receivable, and competing technological and market developments. If the Company were to raise additional funds through the issuance of equity or convertible debt securities, stockholders could experience substantial dilution and such securities could have rights, preferences and privileges senior to those of the holders of the Company's Common Stock. There can be no assurance that the Company will be able to raise any additional required funds, or that any such funds will be available on terms favorable to, or acceptable to, the Company. The lack of availability of adequate funds, or the lack of availability of funds on terms acceptable to the Company, would have a material adverse effect on the Company's business, financial condition and operating results.

FLUCTUATIONS IN OPERATING RESULTS

     The Company's operating results may vary significantly from quarter to quarter or year to year, depending on factors such as the timing of product development, the timing of increased research and development, the timing of sales and marketing expenses, the timing and size of orders and the introduction of new products by the Company. Consequently, revenues or profits may vary significantly from quarter to quarter or year to year, and revenues or profits in any period will not necessarily be predictive of results in subsequent periods. A significant portion of the Company's revenues in any quarter may be derived from a limited number of large, non-recurring product sales, which may cause significant variations in quarterly revenues. The Company also believes that the purchase of its products is relatively discretionary and declines in general economic conditions could precipitate significant reductions in corporate spending for information technology, which could result in delays or cancellations of orders for the Company's products.

GOVERNMENT REGULATION

     The Enterprise Video Switch ("EVS(TM)") component of the Company's VidPhone(R) system and the VidModem(TM) are required to comply with certain regulations promulgated by the FCC under Parts 2, 15 and 68 of the FCC's regulations, which relate to radio frequency devices and to terminal equipment that is connected to the public switched telephone network ("PSTN"). Pursuant to
Part 15 of the FCC's regulations, the Company has determined that the VidModem(TM) is an unintentional radiator that constitutes a Class A digital device that may be operated without an individual license. Under Parts 2 and 15 of the FCC's regulations, the Company will be required to follow a verification procedure consisting of a self-certification by the Company that the radio frequency device complies with applicable Part 15 regulations. The Company has already had the VidModem(TM) formally tested by a qualified, independent testing facility, and it was found to comply with such regulatory requirements. Under
Part 2 of the FCC's regulations, the Company has the option of ensuring compliance with the applicable technical specifications at the location of a business end-user after installation. Pursuant to Part 68 of the FCC's regulations, the Company will need to obtain equipment registration from the FCC for certain VidPhone(R) system components that are connected to the PSTN. The majority of the Company's products will not involve connection to the PSTN. For those applications requiring connection to the PSTN, the Company will be required to register the EVS(TM) as terminal equipment under Part 68 of the FCC's regulations. To date, the Company has not filed an application under Part 68 for equipment registration. Although the Company has designed its initial line of products to conform with all applicable guidelines and regulations, there can be no assurance that the Company's products will actually meet such requirements, or that the Company will be able to obtain and maintain in effect all necessary FCC or other governmental approvals required to permit the Company to market its products. Additionally, there can be no assurance that future governmental regulations will not adversely affect the Company's products or technology.

DEPENDENCE ON THIRD PARTIES FOR MANUFACTURING

     The Company entered into a manufacturing agreement in February 1998 with Sanmina Corporation to outsource the manufacture and assembly of components used in its VidPhone(R) system. Several other manufacturers are producing smaller sub-assemblies and components for the Company pursuant to arrangements that the Company enters into on a per-project basis. There can be no assurance that the Company will be able to continue to negotiate acceptable arrangements with such manufacturers, or, if negotiated, that such arrangements will be on terms and conditions favorable to the Company. Any difficulties encountered with third-party manufacturers could result in product defects, production delays, cost overruns, or the inability to fulfill orders on a timely basis, which could have a material adverse effect on the Company's business, financial condition and operating results.

COMPETITION

     The market for the Company's products and services is new, highly competitive and rapidly evolving. The principal competitors in the video conferencing market have been PictureTel Corporation, VTEL Corp. and its wholly-owned subsidiary, CLI Compression Labs, Inc. According to a June 1995
article in U.S. News & World Report, PictureTel and CLI accounted for approximately 71% market share in the video conferencing systems market. Competitors in the video broadcast market include cable television and direct satellite broadcast system providers. The Company is not aware of any current competitors in the video retrieval market. The Company expects to compete with the companies listed above and expects substantial additional competition from new market entrants, such as Intel Corporation. Virtually all of the companies with which the Company expects to compete have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. There can be no assurance that the Company will have the financial resources, technical expertise or manufacturing, marketing, distribution and support capabilities to compete successfully against such competitors.

     Furthermore, there can be no assurance that other companies will not develop technologies such as those offered by the Company, technologies superior to the Company's or alternative capabilities which meet the same needs of customers. There can be no assurance that the Company will have the resources required to respond effectively to market or technological changes. In addition, there can be no assurance that the effect of competitive pressures will not change the demand for, or pricing of, the Company's products and services. To the extent that competitors achieve performance, price or other selling advantages, the Company's business, financial condition and operating results would be materially and adversely affected.

DEPENDENCE ON KEY PERSONNEL

     The Company's performance is substantially dependent upon the continued efforts and abilities of its key managerial and technical personnel, particularly Mr. Steven A. Rogers, the Company's founder, President and Chief Executive Officer. The loss of the services of Mr. Rogers or any of the Company's other key management or technical personnel would have a material adverse effect on the Company. The Company currently has an employment and non-competition agreement with and a key person life insurance policy on Mr. Rogers. However, the Company does not currently have any employment agreements with, or key person insurance policies on, any of its other executive officers, key employees or consultants. In order to support its anticipated growth, the Company will need to recruit, hire, train and retain additional qualified personnel. The competition for qualified technical and management personnel is intense and there can be no assurance that the Company will be able to attract or retain qualified personnel in the future. The Company is dependent upon its ability to retain and motivate highly qualified personnel, especially its existing senior management and technical personnel. The inability of the Company to retain its existing or attract and retain additional personnel could have a material adverse effect on the Company. The Company recently relocated to Portsmouth, New Hampshire, an area north of Boston, Massachusetts with a high concentration of technology companies and technology professionals, from which the Company expects to be able to recruit additional employees. However, there can be no assurance that the Company will be able to hire or retain qualified personnel.

CONTROL BY EXISTING STOCKHOLDERS

     Following completion of the Offering, Mr. Steven A. Rogers will beneficially own, and the directors and executive officers of the Company will beneficially own in the aggregate, 15.3% and 25.9%, respectively, of the outstanding shares of Common Stock. As a result of such ownership, Mr. Rogers, acting individually, and such holders, if they act in concert, will be able to exert significant influence in the election of the Company's Board of Directors and the determination of all other matters requiring approval by the stockholders of the Company.

POTENTIAL INFLUENCE BY CERTAIN STOCKHOLDERS

     Pursuant to agreements with the Company or Mr. Steven A. Rogers, three parties have the right to designate one nominee each for election as a member of the Board of Directors. To the extent that such contractual rights are exercised, such stockholders may be able to exercise substantial influence over decisions of the Company's Board of Directors and the Company's business.

POSSIBILITY OF NASDAQ DELISTING

     The Company's Common Stock currently is quoted on the Nasdaq National Market. The continued quotation of the Company's Common Stock on the Nasdaq National Market is conditioned upon the Company maintaining certain asset, capitalization or income tests and stock price tests established by The Nasdaq Stock Market, Inc. To maintain eligibility for continued quotation on the Nasdaq National Market, the Company is required to maintain either (i) net tangible assets in excess of $4.0 million and a bid price of at least $1.00 per share or
(ii) a market capitalization of at least $50.0 million or total assets and total revenues of $50.0 million each, and a bid price of at least $5.00 per share. The Company believes that it will continue to meet these tests set forth by Nasdaq. If the Company fails any of the applicable tests, the Common Stock may be delisted from quotation on such system. The effects of delisting include the limited release of the market prices of the Company's securities and limited news coverage of the Company. Delisting may restrict investors' interest in the Common Stock and materially and adversely affect the trading market and prices for the Common Stock and the Company's ability to issue additional securities or to secure additional financing.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Future sales of Common Stock following the Offering could adversely affect the market price of the Common Stock. Currently, the Company has 5,676,850 shares of Common Stock outstanding. Upon the completion of the Offering, the Company will have 6,306,850 shares of Common Stock outstanding. Of such shares, 4,306,256 shares of Common Stock, consisting of (i) the 1,130,000 shares sold in the Offering, (ii) the 1,000,000 shares sold in the Follow-on Offering, (iii) the 2,070,000 shares sold in the Initial Offering, and (iv) 106,256 shares previously resold in reliance on Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"), will be transferable without restriction by persons other than "affiliates" of the Company, subject to certain lock-up arrangements with Barington Capital Group, L.P. ("Barington") and NationsBanc Montgomery Securities LLC ("NationsBanc Montgomery Securities"). The remaining 2,000,594 shares of Common Stock are "restricted securities" under Rule 144 and may not be sold other than in accordance with Rule 144, or pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirement. The holders of 1,585,719 shares of Common Stock also have certain registration rights.


     Of the shares of Common Stock outstanding upon completion of the Offering, 1,366,844 shares of Common Stock available for sale in the public market are limited by restrictions under lock-up agreements entered into with Barington in connection with the Initial Offering, certain of which were transferred to and assumed by NationsBanc Montgomery Securities at the time of the Follow-on Offering. Under these agreements, the holders of warrants to purchase 350,000 Shares of Common Stock agreed not to sell or otherwise dispose of any of their shares of Common Stock until April 8, 1999, without the prior written consent of Barington, and the holder of options to purchase 180,000 shares of Common Stock agreed not to sell or otherwise dispose of any such shares until May 5, 1998, without the prior written consent of NationsBanc Montgomery Securities, subject in each case to certain limited exceptions. Sales of substantial amounts of the Common Stock in the public market, whether by purchasers in the Offering or other stockholders of the Company, or the perception that such sales could occur, may adversely affect the market price of the Common Stock.


EFFECT OF OPTIONS AND WARRANTS ON STOCK PRICE

     The Company has reserved (i) 338,000 shares of Common Stock for issuance to key employees, officers and consultants upon the exercise of options granted under the 1994 Stock Option Plan, (ii) 450,000 shares of Common Stock for issuance to directors, executive officers and key employees upon the exercise of options granted or to be granted under the 1996 Stock Incentive Plan, (iii) 190,000 shares of Common Stock for issuance upon the exercise of options granted to certain directors of the Company, and (iv) 125,000 shares of Common Stock for issuance upon the exercise of an option granted to Barington in December 1997. In addition, assuming the exercise by the Selling Stockholders of the warrants issued by the Company in October and November 1996 (the "Bridge Warrants"), the warrants issued by the Company in December 1996 and January 1997 (the "Series A Warrants") and the option granted to Barington in connection with the Initial Offering (the "Barington Option"), the Company also has reserved 344,207 shares of Common Stock for issuance upon exercise of other outstanding warrants. The registration statement of which this Prospectus constitutes a part, registers for resale by the Selling Stockholders the 630,000 shares of Common Stock to be issued by the Company upon exercise of the Bridge Warrants, the Series A Warrants and the Barington Option. Shares of Common Stock issuable upon the exercise of outstanding warrants, outstanding options, options that may be issued in the future under the Company's 1996 Stock Incentive Plan, and options granted to directors could hinder future financings. In addition, certain holders of such securities have certain registration rights, and the sale of shares of Common Stock upon exercise of such rights or the availability of such shares for sale could adversely affect the market price of the Common Stock.

VOLATILITY OF STOCK PRICE

     The market price of the shares of the Company's Common Stock has been and may in the future be highly volatile. Factors such as operating results, announcements by the Company or its competitors concerning products, patents and technology, governmental regulatory actions, events affecting technology companies generally and general market conditions may have a significant impact on the market price of the Common Stock and could cause it to fluctuate substantially. In addition, stock markets have from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stock of technology companies. These broad market fluctuations could adversely affect the market price of the Common Stock. Further, there will be a relatively small number of shares of Common Stock trading publicly following the Offering. Accordingly, stockholders may experience difficulty selling or otherwise disposing of shares of Common Stock at favorable prices, or at all.

LIMITATION ON UTILIZATION OF INCOME TAX LOSS CARRYFORWARDS

     Based on the equity transactions consummated by the Company during 1996 and early 1997, the Company may have undergone an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). Under Section 382 of the Code, upon undergoing an ownership change, the Company's right to use its then existing income tax loss carryforwards as of the date of the ownership change is limited during each future year to a percentage of the fair market value of the Company's outstanding capital stock immediately before the ownership change. The Company expects that its ability to utilize its net operating loss carryforwards to offset future taxable income will be limited annually in the future. The Company has a full valuation allowance against its net deferred tax asset.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND THE DELAWARE GENERAL CORPORATION LAW

     The Company is subject to certain anti-takeover provisions of the General Corporation Law of the State of Delaware (the "GCL"), which could have the effect of discouraging, delaying or preventing a change in control of the Company. In addition, the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") contains provisions that may have the effect of discouraging certain transactions involving an actual or threatened change in control of the Company. Such provisions include a provision in the Certificate of Incorporation which grants to the Board of Directors the authority to issue up to 2,500,000 shares of preferred stock in one or more series and to fix the powers, preferences and rights of each such series without further stockholder action. The issuance in the future of any such preferred stock could have the effect of diluting the purchasers of the Common Stock offered hereby, discouraging unsolicited acquisition proposals or making it more difficult for a third party to commence such an acquisition.

LIMITATION ON LIABILITY OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation provides for the indemnification of the Company's directors and officers to the fullest extent permitted under the GCL. As permitted by the GCL, the Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or violation of law; (iii) for acts or omissions relating to prohibited dividends or distributions or the purchase or redemption of stock; or (iv) for any transaction from which the director derives an improper personal benefit. However, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The Company also has obtained directors' and officers' liability insurance with respect to liabilities arising out of certain matters, including matters arising under the Securities Act.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the 1,130,000 shares of Common Stock, which are being offered for sale by the Selling Stockholders for their own account. See "Plan of Distribution."

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of shares of Common Stock by each Selling Stockholder. Unless otherwise noted, each stockholder named has sole voting and investment power with respect to such shares, subject to community property laws, where applicable.


                                                 BENEFICIAL OWNERSHIP
                                                     PRIOR TO THE                     BENEFICIAL OWNERSHIP
                                                      OFFERING(1)                     AFTER THE OFFERING(1)
                                                 ---------------------   NUMBER OF    ---------------------
                                                   NUMBER                  SHARES       NUMBER
          NAME OF SELLING STOCKHOLDER            OF SHARES    PERCENT    BEING SOLD   OF SHARES    PERCENT
          ---------------------------            ----------   --------   ----------   ----------   --------
Applewood Associates, L.P.(2)..................   425,000        6.7%     425,000           --        --
Princeton Venture Research, Inc.(3)............   635,661       10.0      300,000      335,661       5.3%
Leonard Adams(4)...............................     6,250          *        6,250           --        --
Louis J. Alimena(5)............................     6,250          *        6,250           --        --
Paul Alter(6)..................................     6,250          *        6,250           --        --
David Babiarz(7)...............................     6,250          *        6,250           --        --
Barington Capital Group, L.P.(8)...............   180,000        2.9      180,000           --        --
Marvin Barish(9)...............................    12,500          *       12,500           --        --
Baron Associates(10)...........................     6,250          *        6,250           --        --
Gerald Benjamin(11)............................     6,250          *        6,250           --        --
New York Urban Professionals Basketball League
  Profit Sharing, John Bykowsky, Trustee(12)...     6,250          *        6,250           --        --
Dennis J. Drebsky(13)..........................     6,250          *        6,250           --        --
Harry Friedman Living Trust, Harry Friedman,
  Trustee(14)..................................    12,500          *       12,500           --        --
Sara Hauser(15)................................     6,250          *        6,250           --        --
Arthur Steinberg IRA R/O(16)...................     6,250          *        6,250           --        --
Robert Jacobs IRA R/O(17)......................     6,250          *        6,250           --        --
Robert Steinberg IRA R/O(18)...................     6,250          *        6,250           --        --
David Kohane(19)...............................     6,250          *        6,250           --        --
David Mitchell(20).............................    12,500          *       12,500           --        --
Samuel Musnikow(21)............................     6,250          *        6,250           --        --
Dennis J. Mykytyn(22)..........................     6,250          *        6,250           --        --
Steven Ostner(23)..............................    12,500          *       12,500           --        --
Bruce H. Paul(24)..............................     6,250          *        6,250           --        --
Jerald Politzer(25)............................    12,500          *       12,500           --        --
Linda Saker(26)................................     6,250          *        6,250           --        --
Paul H. Salsgiver(27)..........................    12,500          *       12,500           --        --
Stewart A. Shiman(28)..........................    12,500          *       12,500           --        --
Floyd M. Smith(29).............................     6,250          *        6,250           --        --
C.M. Solomon(30)...............................     6,250          *        6,250           --        --
Gershon H. Stern(31)...........................     6,250          *        6,250           --        --
Jack M. Threadgill(32).........................     6,250          *        6,250           --        --
Steven Yavers(33)..............................     6,250          *        6,250           --        --


---------------

  *  Less than one percent

 (1) Applicable percentage of ownership is based on 6,306,850 shares of Common Stock outstanding as of March 31, 1998 and upon completion of the Offering. The number of shares of Common Stock outstanding as of March 31, 1998 assumes the exercise by the Selling Stockholders of the Bridge Warrants, the Series A Warrants and the Barington Option and the issuance of 630,000 shares of Common Stock upon exercise of such warrants and option. Beneficial ownership is determined in accordance with the rules of the Commission. For each beneficial owner, shares of Common Stock subject to options or conversion rights exercisable within 60 days of March 31, 1998 are deemed outstanding.

 (2) Includes 175,000 shares of Common Stock that may be acquired by Applewood Associates, L.P. ("Applewood") upon the exercise of warrants. Applewood is beneficially owned by its four general partners, Barry Rubenstein, Barry Fingerhut, Irwin Lieber and Applewood Capital Corp., and by a number of limited partners. Each of the general partners disclaims beneficial ownership except to the extent of such general partner's equity interest therein. Pursuant to this Registration Statement Applewood is offering 425,000 shares of Common Stock, 50,000 of which shares are issuable upon exercise of the Series A Warrants.

 (3) Consists of 578,041 shares of Common Stock (250,000 of which were issued upon conversion of the Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), owned by Princeton Venture Research, Inc. ("PVR") and 50,000 of which are issuable upon exercise of the Series A Warrants), and 57,620 shares of Common Stock that may be acquired by PVR upon the exercise of currently exercisable warrants. Mr. John Torkelsen, a director of the Company, has served as President of PVR since 1984 and President of its affiliate, PVR Securities, Inc. ("PVR Securities") since 1987. PVR Securities acted as the placement agent of the Company in connection with private placements of stock and warrants in June 1995 and August 1996. Pursuant to this Registration Statement PVR is offering for sale 300,000 shares of Common Stock, 50,000 of which shares are issuable upon exercise of the Series A Warrants.

 (4) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

 (5) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

 (6) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

 (7) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

 (8) Consists of 180,000 shares of Common Stock that may be acquired upon exercise of the Barington Option, which was granted by the Company in connection with the Initial Offering. Includes options to acquire 27,000 shares of Common Stock which Cross Connect L.L.C. has the right to acquire under certain conditions. Cross Connect, L.L.C. is not affiliated with Barington, and Barington disclaims beneficial ownership of the 27,000 shares of Common Stock that may be acquired upon exercise of such options.

 (9) Consists of 12,500 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(10) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(11) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(12) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(13) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(14) Consists of 12,500 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(15) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(16) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(17) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(18) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(19) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(20) Consists of 12,500 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(21) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(22) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(23) Consists of 12,500 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(24) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(25) Consists of 12,500 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(26) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(27) Consists of 12,500 shares of Common Stock issuable upon the exercise of Bridge Warrants. Mr. Salsgiver beneficially owns the shares jointly with his wife, Linda B. Salsgiver and son Paul H. Salsgiver, Jr.

(28) Consists of 12,500 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(29) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants. Mr. Smith beneficially owns the shares jointly with his wife, Ilyse Smith.

(30) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(31) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(32) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

(33) Consists of 6,250 shares of Common Stock issuable upon the exercise of Bridge Warrants.

     The registration of the Shares under the Securities Act shall not be deemed an admission by the Selling Stockholders or the Company that the Selling Stockholders are underwriters for purposes of the Securities Act of any Shares offered under this Prospectus.

LOCK-UP ARRANGEMENTS

     Subject to the limited exceptions described below, Selling Stockholders holding 350,000 Shares being offered and sold in the Offering have agreed not to offer, issue, sell, contract to sell, grant any option for the sale of or otherwise dispose of any securities of the Company until April 8, 1999, without the prior written consent of Barington, and the Selling Stockholder holding 180,000 Shares in the Offering has agreed not to offer, issue, sell, contract to sell, grant any option for the sale of or otherwise dispose of any securities of the Company until May 5, 1998. Notwithstanding these lock-up arrangements, any stockholder subject to such arrangements may sell up to 30% of his, her or its shares of Common Stock commencing 12 months after the implementation of their respective lock-up restrictions in the event that the last sales price for the Common Stock on the Nasdaq National Market has been at least 200% of the initial public offering price for a period of twenty consecutive trading days ending within five days of the date of such sale, and such sale is completed at a price in excess of 200% of the initial public offering price.

                   CERTAIN RELATIONSHIPS BETWEEN THE COMPANY
                        AND CERTAIN SELLING STOCKHOLDERS

     Barington Capital Group, L.P. Barington, an investment banking firm, acted as the placement agent of the Company in connection with the private placement of $2.0 million aggregate principal amount of Bridge Notes and Bridge Warrants to purchase 500,000 shares of Common Stock at an exercise price of $3.30 (the "Bridge Financing"). The Bridge Financing was completed in November 1996. As partial compensation for services provided in that offering, Barington received warrants to purchase up to 50,000 shares of Common Stock at an exercise price of $3.30 per share, which warrants were forfeited upon consummation of the Initial Offering. In addition, Barington also received a fee of $200,000 for placement services provided in connection with the Bridge Financing, which fee represented 10% of the gross proceeds raised in the Bridge Financing, and was reimbursed for certain other expenses.


     Barington also acted as the placement agent of the Company in connection with the private placement of 250,000 shares of Series A Preferred Stock and Series A Warrants to purchase up to an additional 50,000 shares of Common Stock in December 1996 and 250,000 shares of Series A Preferred Stock and Series A Warrants to purchase 50,000 shares of Common Stock in January 1997 for aggregate gross proceeds to the Company of $2.0 million. As compensation for services provided in that private placement, the Company paid Barington a fee of $140,000, which fee represented 7.0% of the gross proceeds raised in the private placement.


     Barington acted as an underwriter of the Follow-on Offering and was the underwriter of the Initial Offering, for which it received underwriting discounts and commissions totaling approximately $1.6 million. In addition, Barington received a non-accountable expense allowance of $341,550, and was issued the Barington Option to acquire 180,000 shares of Common Stock of the Company at the Initial Offering. This Barington Option is exercisable for a period of five years beginning on April 8, 1997 at an exercise price of $9.08 per share of Common Stock.

     In December 1997 Barington received an option to acquire 125,000 shares of Common Stock at an exercise price of $13.813 per share of Common Stock, the fair market value of the Common Stock on the date of grant. Such option was granted in consideration of business and financial services, including investment banking services and consulting with respect to mergers and acquisitions, to be provided to the Company over a two-year period.

     For a period of five years following the completion of the Initial Offering on April 8, 1997, the Company has agreed to use its best efforts (including the solicitation of proxies, if necessary) to elect one designee of Barington to the Board of Directors of the Company. Marc S. Cooper, Vice Chairman of Barington, has served as a director of the Company since April 1997 and currently is a member of the Executive and Audit Committees of the Board of Directors. Mr. Cooper was elected to the Board pursuant to this agreement.

     John B. Torkelsen and PVR Securities, Inc. John B. Torkelsen, President of PVR and President of its affiliate, PVR Securities, has served as a director of the Company since March 1996 and is a member of the Nominating Committee of the Board of Directors. PVR Securities acted as the placement agent of the Company in connection with the private placements in June 1995 and August 1996 (the "PVR Offering"), of 50 units and 19.11 units, respectively, to accredited investors (the "PVR Investors"). Each unit sold consisted of 5,000 shares of Common Stock and warrants to purchase an additional 5,000 shares of Common Stock at $8.00 per share. In the private placement conducted by PVR Securities, the Company issued 345,536 shares of Common Stock and warrants to acquire 345,536 shares of Common Stock at an exercise price of $8.00 per share. Aggregate gross proceeds to the Company from the offering were $2,073,222.

     As partial compensation for services provided in the private placement, the Company issued to Mr. Torkelsen, President of PVR Securities, warrants to purchase an aggregate of 69,106 shares of Common Stock. Of such warrants, the exercise price for warrants to acquire 34,553 shares of Common Stock was originally $6.60 per share, and the exercise price for warrants to acquire 34,553 shares of Common Stock was originally $8.80 per share (the "PVR Warrants"). In addition, as compensation for financial advisory and other services rendered in connection with the private placement, the Company paid PVR Securities a fee of approximately $150,000.

     Each PVR Investor was also given the opportunity to purchase from Steven A. Rogers, the Chief Executive Officer and President of the Company, 2,500 shares of Common Stock for each unit purchased in the private placement, at a price of $2.00 per share. In connection with such transaction, PVR Investors in the private placement purchased an aggregate of 172,583 shares of Common Stock from Mr. Rogers for aggregate consideration of $345,166.

     As part of the private placement of securities managed by PVR Securities, between May 1995 and May 1996, the Company also issued to certain investors (the "Debt Inducement Investors"), in a private placement, warrants to purchase an aggregate of 102,332 shares of Common Stock at an exercise price of $8.00 per share, in order to induce such investors to extend loans to the Company. These debt transactions were considered by the Company to be part of its overall financing activities during this time period, and were necessary because the equity financing being raised in the PVR Offering was not obtained as quickly as originally contemplated by the Company.

     In January 1997, the Company issued and sold to Acorn Technology Partners, L.P. ("Acorn") 250,000 shares of Series A Preferred Stock, which converted to Common Stock on a one-to-one basis upon the Initial Offering, and warrants to purchase 50,000 shares of Common Stock at an exercise price of $4.00 per share, for aggregate gross proceeds of $1,000,000. Mr. Torkelsen was the President and Manager of the general partner of Acorn. In September 1997, Acorn distributed its holdings of the Company's securities to PVR. PVR served as the investment advisor to Acorn.

     In addition, PVR, a corporation of which Mr. Torkelsen, a director of the Company, serves as the President, loaned the Company an aggregate of $320,000 during 1995. The loan accrued interest at a fixed rate of 7% per annum. As an inducement to PVR to extend the loan to the Company, the Company issued to Mr. Torkelsen warrants to purchase 53,333 shares of Common Stock at an original exercise price of $8.00 per share. In June 1995, PVR converted the outstanding principal amount of and the accrued interest on the loan to Common Stock and warrants. In connection with the loan conversion, Mr. Torkelsen invested an additional $160,000 in the Company. In the loan conversion transaction, the Company issued to Mr. Torkelsen 60,361 shares of Common Stock and warrants to purchase 60,361 shares of Common Stock, to Mrs. Pamela R. Torkelsen 10,000 shares of Common Stock and warrants to purchase 10,000 shares of Common Stock, and to PVR 10,000 shares of Common Stock and warrants to purchase 10,000 shares of Common Stock. All Common Stock was issued at $6.00 per share, and all warrants to purchase Common Stock were issued with an original exercise price of $8.00 per share.

     In connection with the private placement of equity securities of the Company by PVR Securities, Mr. Torkelsen, a director of the Company, and Mr. Steven A. Rogers, a director and the President and Chief Executive Officer of the Company, entered into an agreement that provides that, for a five-year period beginning December 5, 1995, each of them will vote any shares of Common Stock that he controls for the election to the Board of Directors of an individual nominated by the other and on a best efforts basis will seek additional votes for the other party's nominee. Mr. Torkelsen was elected to the Board pursuant to this agreement. In addition, Mr. Torkelsen agreed, subject to his fiduciary obligations to the Company, to vote for Mr. Rogers to continue his position as President and Chief Executive Officer of the Company during the term of the voting agreement.

     Additional Transactions with PVR Investors. In January 1997, the Company offered to certain investors the opportunity to exchange existing warrants to purchase shares of Common Stock in the Company for new warrants to purchase shares of Common Stock. The purpose of the warrant exchange was to induce such investors to enter into lock-up arrangements with Barington, the underwriter of the Initial Offering, and into agreements consolidating such investors' registration rights with those granted by the Company to other investors, and so that the investment by such investors in the Company would be on terms and conditions that more closely reflect the terms and conditions upon which other investors invested in the Company during a comparable time period.

     For the investors who participated in the warrant exchange transaction, the effect of the warrant exchange was to cause investors who previously had purchased shares of Common Stock in the Company to purchase such shares at an effective purchase price of $4.00 per share, and to cause investors who previously had received warrants to purchase shares of Common Stock in the Company, to exchange such warrants for warrants with an exercise price of $4.00 per share.

     As a result of the warrant exchange transaction, the Company issued an aggregate of 165,267 shares of Common Stock and new warrants to purchase an aggregate of 336,707 shares of Common Stock at an exercise price of $4.00 per share. As described in detail below, the new warrants to purchase 336,707 shares of Common Stock consist of (i) warrants to purchase 165,269 shares of Common Stock issued to PVR Investors, (ii) warrants to purchase 69,106 shares of Common Stock issued to Mr. Torkelsen, a director of the Company and President of PVR Securities, and (iii) warrants to purchase 102,332 shares of Common Stock issued to the Debt Inducement Investors. The Company did not receive any additional cash proceeds or consideration other than the securities exchanged by the investors in the warrant exchange.

     In January 1997, the Company offered to each of the PVR Investors the opportunity to exchange their existing warrants, representing the right to purchase an aggregate of 345,536 shares of Common Stock at an exercise price of $8.00 per share, for new warrants representing the right to purchase approximately one-half of the number of shares of Common Stock at an exercise price of $4.00 per share. In exchange for warrants to purchase an aggregate of 330,536 shares of Common Stock at an exercise price of $8.00 per share, the Company issued warrants to purchase an aggregate of 165,269 shares of Common Stock at an exercise price of $4.00 per share. One PVR Investor holding warrants to purchase 15,000 shares of Common Stock chose not to participate in the warrant exchange transaction and to retain such warrants with an exercise price of $8.00 per share. As part of the warrant exchange, each PVR Investor who accepted the Company's offer also was issued by the Company an additional 2,500 shares of Common Stock for each unit purchased in the PVR Offering, for no additional consideration. The Company issued an aggregate of 165,267 additional shares of Common Stock to the PVR Investors in the warrant exchange. Each PVR Investor also agreed to sign an agreement with the Company relating to registration rights and a lock-up agreement with Barington, the underwriter of the Initial Offering. In connection with the Follow-on Offering, Barington conveyed to NationsBanc Montgomery Securities all rights and responsibilities under this agreement.

     As part of the warrant exchange, in order to restructure the transaction in which the PVR Investors originally purchased shares of Common Stock from Mr. Rogers at a below-market price per share to terms and conditions more closely reflecting market terms and conditions, each PVR Investor who had originally purchased shares of Common Stock from Mr. Rogers at a purchase price of $2.00 per share, also was required to pay Mr. Rogers an additional $2.00 for each share originally purchased from him. Mr. Rogers received an aggregate of $340,166 from PVR Investors in connection with the warrant exchange.

     Also as part of the warrant exchange, the Company issued to Mr. Torkelsen, a director of the Company and President of PVR Securities, new warrants to purchase an aggregate of 69,106 shares of Common Stock at $4.00 per share, in exchange for the warrants to purchase 34,553 shares of Common Stock at an exercise price of $6.60 per share, and the warrants to purchase 34,553 shares of Common Stock at an exercise price of $8.80 per share, previously issued to Mr. Torkelsen as compensation for services in the private placement managed by PVR Securities.

     As part of the warrant exchange, the Company also exchanged warrants to purchase an aggregate of 102,332 shares of Common Stock held by the Debt Inducement Investors at an exercise price of $8.00 per share, for warrants to purchase 102,332 shares at an exercise price of $4.00 per share.

     Applewood Associates, L.P. In December 1996, the Company issued and sold to Applewood 250,000 shares of Series A Preferred Stock, which converted to Common Stock on a one-to-one basis upon the Initial Offering, and warrants to purchase 50,000 shares of Common Stock at an exercise price of $4.00 per share, for aggregate gross proceeds of $1,000,000. Pursuant to a voting agreement, dated December 19, 1996 by and among Applewood, Acorn and Steven A. Rogers, entered into in connection with the private placement of the Series A Preferred Stock and the Series A Warrants by the Company to Applewood and Acorn, Anthony M. Agnello was elected to the Board of Directors in January 1996. Subject to certain percentage ownership requirements, Mr. Rogers agreed, pursuant to such voting agreement, to vote his shares of Common Stock to elect as a director the nominee of Applewood and Acorn. Mr. Agnello serves on the Compensation Committee of the Board of Directors.

                              PLAN OF DISTRIBUTION

     The distribution of the Shares by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest including, without limitation, Bear Stearns & Co. Inc., may be effected from time to time in transactions on the Nasdaq National Market in negotiated transactions or other exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following:
(i) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (iii) an exchange distribution in accordance with the rules of such exchange; and (iv) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. From time to time the Selling Stockholders may engage in short sales, short sales versus the box, puts and calls and other transactions in securities of the issuer or derivatives thereof, and may sell and deliver the shares in connection therewith. Broker-dealers through which transactions involving the Shares are effected may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with sales of the Shares. No underwriting arrangements have been entered into by the Selling Stockholders.

     In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated immediately prior to the sale. The Selling Stockholders and agents who execute orders on their behalf may be deemed to be underwriters as that term is defined in Section 2(11) of the Securities Act and a portion of any proceeds of sales and discounts, commissions or other compensation may be deemed to be underwriting compensation for purposes of the Securities Act. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

                             ADDITIONAL INFORMATION

     The Company is subject to the information requirements of the Exchange Act, and, in accordance therewith, files reports and other information with the Commission. Such reports, proxy statements, and other information can be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. The Registration Statement is also publicly available through the Commission's web site located at http://www.sec.gov. The Common Stock of the Company is quoted on the Nasdaq National Market and other information concerning the Company can be inspected at the office of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1500.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain terms of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Shares, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby and legal matters will be passed upon for the Company by Shaw Pittman Potts & Trowbridge, Washington, D.C., a partnership including professional corporations.

                                    EXPERTS

     The balance sheet as of December 31, 1997 and 1996 and the statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1997 and for the period October 5, 1993 (date of inception) to December 31, 1997, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph on the Company's ability to continue as a going concern, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

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     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATES AS OF WHICH SUCH INFORMATION IS FURNISHED.

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                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Risk Factors..........................    5
Use of Proceeds.......................   13
Selling Stockholders..................   14
Certain Relationships Between the
  Company and Certain Selling
  Stockholders........................   17
Plan of Distribution..................   20
Additional Information................   20
Legal Matters.........................   21
Experts...............................   21


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                                1,130,000 SHARES

                        [OBJECTIVE COMMUNICATIONS LOGO]

                                   OBJECTIVE
                              COMMUNICATIONS, INC.

                                  COMMON STOCK

                                 APRIL 15, 1997


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